1. Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2005

On February 16, 2006, the board of directors of Shinhan Financial Group made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2005 as follows:

1. Date and Time: March 21, 2006, 10 A.M., Seoul time.

2. Venue: Auditorium, 20th floor / Shinhan Bank,

120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2005 (January 1, 2005 ~ December 31, 2005)
2) Amendments of the Articles of Incorporation
3) Appointment of directors (See 3 below)

4) Appointment of Audit Committee members (See 4 below)

5) Approval of director remuneration limit

6) Approval of stock option grant to the executives, department heads, and directors of Shinhan Financial Group and its Subsidiaries (See 5 below)

2. Cash Dividends

On February 16, 2006, the board of directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2005, subject to the shareholders’ approval on March 21, 2006.

Total Dividend Amount

1) Dividend for Common Stock : KRW 278,077 million

(KRW 800 per share , 16% of par value and

1.92% of market price* of Common Stock)

* Calculation of market price : In accordance with the related regulations in Korea, the market price should be calculated by averaging closing prices of the 5 days of 2005 year end.

Date	Closing Price
27-Dec-2005	42,150

26-Dec-2005	41,400

23-Dec-2005	41,600

22-Dec-2005	41,100

21-Dec-2005	41,850

Average	41,620 = Market price

2) Dividend for Preferred Stock : KRW 106,972 million

3) Total : KRW 385,049 million

• The dividend must be approved by the annual general shareholders’ meeting scheduled on March 21, 2006 and the details may be changed during the general shareholders’ meeting.

3. Appointment of Outside Directors

The following is the list of director candidates recommended by the Outside Director Recommendation Committee. The appointment of directors must be approved by the general shareholders’ meeting.

Audit Committee
Candidate Name	Tenure	Positions to be held	New appointment	member nominee
Il Sup Kim	1 year	Outside Director		O

Sang Yoon Lee	1 year	Outside Director		O

Yoon Soo Yoon	1 year	Outside Director

Shee Yul Ryoo	1 year	Outside Director

Byung Hun Park	1 year	Outside Director

Young Hoon Choi	1 year	Outside Director

Si Jong Kim	1 year	Outside Director		O

Philippe Reynieix	1 year	Outside Director

Haeng Nam Chung	1 year	Outside Director	O

Myoung Soo Choi	1 year	Outside Director	O

●*	Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo are outside director candidates with professional expertise.

• For the personal profile of each candidate, please refer to the exhibit 99-1 of this report.

4. Appointment of Audit Committee Members

Among the nominated outside director candidates, Si Jong Kim, Il Sup Kim and Sang Yoon Lee were recommended as candidates of the audit committee members of 2006 through the resolution of the audit committee meeting. Young Seok Choi , non executive director with 3 year tenure appointed in 2004, was also nominated as audit committee member candidate. The appointment of audit committee members must be approved at the general shareholders’ meeting scheduled on March 21, 2006..

5. Grant of Stock Options

A. Grant of Stock Options to Executives and Officers

1) Grantees: A total of 46 executives and officers of Shinhan Financial Group and its subsidiaries ( Shinhan Bank (Integrated bank), Good Morning Shinhan Securities, Shinhan Life Insurance, Shinhan Card, Shinhan Capital, and Shinhan Credit Information)- See A.7 below for details

2) Number of options to be granted: up to 1,418,900 shares in total

3)	Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Enforcement Decrees of the Securities Exchange Act of Korea

*	Determination of exercise price: Based on the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the grant date

4) Date of grant: March 21, 2006

5)	Exercise period: Exercisable during the 4 year period after 3 years from the grant date.

6)	Method of share issuance : Shinhan Financial Group will, at its option, choose among the following the methods

• to issue new shares at the exercise price,
- to provide from treasury shares, or
- to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

7) Details of Stock Options Granted to Executives and Officers

Company	Executive	No. of persons	Grant volume(2006 Draft)

SFG	Chairman	1	120,000 shares

	CEO	1	186,500 shares(Additional grant volume: 78,500 shares)

	Senior Exec. VP	4	Within 24,000 shares per head

Integrated bank (Shinhan Bank)	CEO (Preliminary appointee)	1	Within 96,000 shares

	Auditor/Deputy CEO (Preliminary appointees)	13	Within 24,000 shares per head

GM-Shinhan Securities	Vice Chairman	1	Within 48,000 shares

	CEO	1	Within 48,000 shares

	Auditor/ Deputy CEO	6	Within 18,000 shares per head

Shinhan Life	CEO	1	Within 48,000 shares

	Auditor/ Senior Exec. VP(standing)	6	Within 18,000 shares per head

Shinhan Card	CEO	1	Within 48,000 shares

	Auditor/ Deputy CEO (standing)	5	Within 18,000 shares per head

Shinhan Capital	CEO	1	Within 48,000 shares

	Deputy CEO (standing)	2	Within 18,000 shares per head

Shinhan Credit Information	CEO	1	Within 18,000 shares

	Auditor	1	Within 8,400 shares

Total	—	46	Up to 1,418,900 shares

B. Grant of Stock Options to Department Heads

1) Grantees: Department heads of Shinhan Financial Group and its subsidiaries

2)	Number of options to be granted: up to 2,098,600 shares in total. Specific number of options granted to each individual will be determined in consideration of the evaluation results of the relevant individual as well as the company where such individual works.

*	The board of directors of Shinhan Financial Group has delegated the CEO with the authority to decide the grantees and the numbers of options to be granted to each individual and the decision will be approved by the annual general shareholders’

meeting on March 21, 2006.

3)	Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Enforcement Decree of Securities Exchange Act of Korea

4) Date of grant: March 21, 2006

5) Exercise period: Exercisable during the 4 year period after 3 years from the grant date.

6)	Method of share issuance : Shinhan Financial Group will, at its option, choose among the following the methods

- to issue new shares at the exercise price,
— to provide from treasury shares, or
— to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

C. Grant of Stock Options to Outside Directors

1) Grantees: 4 outside directors with professional expertise

*	The stock options will be granted to outside directors with professional expertise to be appointed at the general shareholders meeting on March 21, 2006.

2)	Number of options to be granted: 10,000 shares for each, 40,000 shares in total

3)	Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Enforcement Decree of Securities Exchange Act of Korea

4) Date of grant: March 21, 2006

5) Exercise period: Exercisable during the 4 year period after 3 years from the grant date.

6)	Method of share issuance : Shinhan Financial Group will, at its option, choose among the following the methods

- to issue new shares at the exercise price,
— to provide from treasury shares, or
— to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.